Item 77C: Deutsche Global High Income Fund,
Inc.
Stockholder Meeting Results


The Annual Meeting of Stockholders (the
"Meeting") of Deutsche Global High Income Fund,
Inc. (the "Fund") was held on September 30, 2015.
At the close of business on July 8, 2015, the record date for the determination of stockholders entitled to vote at the Meeting, there were issued and outstanding 6,482,604.36 shares of the Fund's common stock, each share being entitled to one vote, constituting all of the Fund's outstanding voting securities. At the Meeting, the holders of 5,851,776 shares of the Fund's common stock were represented in person or by proxy, constituting a quorum. The following matters were voted upon by the stockholders of the Fund.

1.	To elect the following four individuals as Class I
Directors of the Fund.

All of the nominees received a sufficient number of votes to be elected. (the resulting votes are presented below):

      Number
of Votes:

For
Withheld
John W.
Ballantine
5,530,935
320,842
Henry P.
Becton, Jr.
5,531,067
320,710
Dawn-Marie
Driscoll
5,483,334
368,443
Paul K.
Freeman
5,481,531
370,246

2.	To adopt Articles of Amendment to the Fund's
charter to limit the Fund's term of existence until September 30, 2017 or such earlier date as may be determined by the Board of the Fund, at which time the Fund will be liquidated.

The proposal received a sufficient number of votes to be approved. (the resulting votes are presented below):

      Number
of Votes:
For
Against
Abstain
3,309,523
278,648
47,329